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                               UNUM Corporation

   As filed with the Securities and Exchange Commission on June [   ], 1995


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  FORM 11 - K

                 |X|  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1994

                        Commission File Number 33-31270


               UNUM Employees Retirement Savings Plan and Trust
                             2211 Congress Street
                             Portland, Maine 04122

             (Full title of the plan and the address of the plan)


                               UNUM CORPORATION
                             2211 Congress Street
                            Portland, Maine  04122

            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                    Exhibit Index Appears on Page 2 of 104

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                              Table of Contents
                                                                 Page(s)

Audited Financial Statements, Schedules and Exhibits

Report of Independent Accountants                                   6

Financial Statements:

     1.  Statement of Net Assets Available for Plan
         Benefits - December 31, 1994 and 1993                      7

     2.  Statements of Changes in Net Assets Available
         for Plan Benefits for the years ended
         December 31, 1994 and 1993                                 8-9

     3.  Notes to Financial Statements                              10-13

Supplemental Schedules:

     1.  Item 27a - Schedule of Assets Held for Investment
         Purposes at December 31, 1994                              14

     2.  Item 27d - Schedule of  Reportable Transactions
         for the year ended December 31, 1994                       15

Exhibits:

     1.  Consent of Independent Accountants                         16

     2.  UNUM Employees Retirement Savings Plan and Trust           17-104

Note: Report of Independent Accountants, Financial Statements and Supplemental Schedules filed on FORM SE.

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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of UNUM Employees Savings Plan and Trust, have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                        UNUM EMPLOYEES RETIREMENT
                                        SAVINGS PLAN AND TRUST


June 27, 1995                            By:  /s/ Robert Cornett
                                             Robert Cornett
                                             Vice President
                                             Human Resources Benefits